UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2025

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

General Hornos, No. 690, 1272

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      ☒           Form 40-F     ☐

Telecom Argentina S.A.

TABLE OF CONTENTS

Item

1.	English translation of letter dated June 5, 2025, to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

FREE TRANSLATION

Buenos Aires, June 5, 2025

Comisión Nacional de Valores

Re.: Report of decision of CHAMBER III OF THE FEDERAL COURT OF APPEALS ON CIVIL AND COMMERCIAL MATTERS in the case: “Telecom Argentina SA a/National State Ministry of Economy s/appeal resolution Argentine Antitrust Com” (Docket No. 6176/2025)

Dear Sirs,

I am writing to you in my capacity as Attorney-in-fact of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”) following the relevant information published on March 24th, 2025, regarding the Secretary of Industry and Commerce’s Resolution -RESOL-2025-63-APN-SIYC#MEC- which ordered the Company, for a period of six months or until the Enforcement Authority of Law No. 27,442 issues a decision, whichever occurs first, to refrain from carrying out any type of legal, corporate, and/or commercial act that directly or indirectly implies the integration or consolidation with Telefónica Móviles Argentina S.A. (the “Resolution”).

In this respect, we inform that today the Company was notified of the decision of Chamber III of the Federal Court of Appeals on Civil and Commercial Matters that resolved to: 1) grant with suspensive effect the appeal filed by Telecom Argentina against the Resolution and against the Secretary of Industry and Commerce’s Note dated March 27th, 2025, which entrusted doctor María Teresa Pintos with the function of monitoring agent for said Resolution; and 2) order the Secretary of Industry and Commerce to refrain from ordering any measures that are contrary to the suspensive effect under which the appeal is granted.

Sincerely,

Telecom Argentina S.A.

/s/ Andrea V. Cerdán
Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	June 5, 2025	By:	/s/ Luis Fernando Rial Ubago
			Name:	Luis Fernando Rial Ubago
			Title:	Responsible for Market Relations